                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                    SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             SV FAIRFIELD II, L.L.C.
                                    (Bidder)

                     ASSIGNED LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                              JUDITH D. FRYER, ESQ.
                           GREENBERG, TRAURIG, HOFFMAN
                             LIPOFF, ROSEN & QUENTEL
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 801-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(*)                     AMOUNT OF FILING FEE
$9,000,000                                                 $1,800
 ---------                                                  -----


(*) For purposes of calculating the filing fee only. This amount assumes the purchase of 22,500 units of Assigned Limited Partnership Interests ("Units") of the subject company at $400 in cash per Unit.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:   __________        Filing Party: __________

Form or Registration No.: __________          Date Filed: __________



                        (CONTINUED ON FOLLOWING PAGE(S))
                               (Page 1 of 6 Pages)

CUSIP NO.      NONE                  14D-1                PAGE 2 OF 6 PAGES
          -------------

(1)      Names of Reporting Persons          SV FAIRFIELD II, L.L.C.
                                    -------------------------------------------
         S.S. or I.R.S. Identification Nos. of Above Persons     06-1439119
                                                             ------------------

(2)      Check the Appropriate Box if a Member of a Group      (a)   / /
                                                               (b)   / /

(3)      SEC Use Only
                      ---------------------------------------------------------
(4)      Source of Funds             AF;WC
                         ------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                      / /

(6)      Citizenship or Place of Organization       CONNECTICUT
                                              ---------------------------------
(7)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                     0 UNITS
                ---------------------------------------------------------------

(8)      Check if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                  / /

(9)      Percent of Class Represented by Amount in Row (7)      0.0%
                                                           --------------------
(10)     Type of Reporting Person         OO
                                  ---------------------------------------------

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  (A). The name of the subject limited partnership is Scottsdale Land Trust Limited Partnership, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at The Perimeter Center, 17207 North Perimeter Drive, Scottsdale, Arizona 85255. Capitalized terms used in this Schedule 14D-1 and not defined herein shall have the meanings set forth in the Offer to Purchase, dated November 22, 1996 (the "Offer to Purchase"), annexed hereto as Exhibit (a)(1).

                  (B). The information set forth in "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

                  (C). The information set forth in "THE OFFER -- Effects of the Offer -- Effect on Trading Market; Registration Under 12(g) of the Exchange Act" and "-- Background of the Offer -- Trading History of Units" of the Offer to Purchase is incorporated herein by reference.


ITEM 2.           IDENTITY AND BACKGROUND.

                  The information set forth in "INTRODUCTION" and "THE OFFER -- Certain Information Regarding the Purchaser, SCG and SOF L.P." of the Offer to Purchase is incorporated herein by reference.

                  (E) AND (F). During the last five years, neither SV Fairfield II, L.L.C. (the "Purchaser"), SCG Investors II, L.L.C. ("SCG"), the managing member of the Purchaser, Starwood Opportunity Fund IV, L.P. ("SOF L.P."), the other member of the Purchaser, Barry S. Sternlicht ("Sternlicht"), the managing member of SCG, nor any other members of SCG or any person or persons ultimately in control of any of the foregoing members has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS
                  WITH THE SUBJECT COMPANY.

                  (A) AND (B). The information set forth in "THE OFFER -- Certain Information Regarding the Purchaser, SCG and SOF L.P." and
"-- Background of the Offer" of the Offer to Purchase is incorporated herein by reference.


ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (A) AND (B). The information set forth in "INTRODUCTION" and "THE OFFER -- Source of Funds" of the Offer to Purchase is incorporated herein by reference.

                  (C).   Not Applicable.

                               (Page 3 of 6 Pages)

ITEM 5.           PURPOSE OF THE TENDER OFFER AND
                  PLANS OR PROPOSALS OF THE BIDDER.

                  (A)-(G). The information set forth in "INTRODUCTION," "THE OFFER -- Effects of the Offer," "-- Future Plans of the Purchaser," and "-- Conflicts of Interest" of the Offer to Purchase is incorporated herein by reference.


ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (A) AND (B). The information set forth in "INTRODUCTION" and "THE OFFER -- Certain Information Regarding the Purchaser, SCG and
SOF L.P." of the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth in "THE OFFER -- Certain Information Regarding the Purchaser, SCG and SOF L.P." of the Offer to Purchase is incorporated herein by reference.


ITEM 8.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in "THE OFFER -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 9.           FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The information set forth in "THE OFFER -- Certain Information Regarding the Purchaser, SCG and SOF L.P." of the Offer to Purchase is incorporated herein by reference.

                  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a Unitholder whether to sell, tender or hold Units being sought in this tender offer.


ITEM 10.          ADDITIONAL INFORMATION.

                  (A). The information set forth in "THE OFFER -- Certain Information Regarding the Purchaser, SCG and SOF L.P.," and "-- Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

                  (B)-(D). The information set forth in "THE OFFER -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

                  (E).   None.

                  (F). Reference is hereby made to the Offer to Purchase and the related Assignment of Limited Partnership Units, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

                               (Page 4 of 6 Pages)

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  (A)(1).   Offer to Purchase, dated November 22, 1996.

                  (A)(2).   Form of Assignment of Limited Partnership Units.

                  (A)(3).   Letter to Unitholders, dated November 22, 1996.

                  (B)-(D).  None.

                  (E)-(F).  Not Applicable.

                               (Page 5 of 6 Pages)

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 22, 1996.     SV FAIRFIELD II, L.L.C.
                                (BIDDER)

                                By:  SCG Investors II, L.L.C.
                                     (Managing Member)

                                       By: /s/ Barry S. Sternlicht
                                           -------------------------------------
                                           Barry S. Sternlicht, Managing Member

                               (Page 6 of 6 Pages)

                                  EXHIBIT INDEX




EXHIBIT           DESCRIPTION
-------           -----------
(a)(1)            Offer to Purchase, dated November 22, 1996
(a)(2)            Form of Assignment of Limited Partnership Units
(a)(3)            Letter to Unitholders, dated November 22, 1996
(b)               None
(c)               None
(d)               None
(e)               Not Applicable
(f)               Not Applicable